

August 26, 2010

Steven Sunyich
Chief Executive Officer
Ideal Financial Solutions, Inc.
5940 S. Rainbow Blvd.
Las Vegas, Nevada, 89119

> **Re: Ideal Financial Solutions, Inc.**
> **Form 10-12G/A**
> **Filed August 19, 2010**
> **File No. 000-53922**

Dear Mr. Sunyich:

We have reviewed your registration statement and response letter and have the following comments.

Form 10-12G/A filed August 19, 2010

Notes to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-8

1.   We note your disclosure on page 5 that you have "implemented steps to ensure that subscriber agreements we enter into with new customers are knowingly consented to by the customers and otherwise genuine." Prior to implementing these steps, tell us how you believe you were able to meet the revenue recognition criterion of persuasive evidence of an arrangement.

2.   We note from your disclosure on page 5 that there were a high volume of charge backs following the first quarter of 2010 as a result of poor data or improper referrals or sign-ups. Tell us the amount of charge backs and the impact on revenue recognition, including the period that the associated revenue related to. Also indicate your assessment of any other revenue transactions that may have resulted from poor data or improper referrals or sign-ups. In addition, tell us what consideration you gave to the impact on your accounting for estimated refunds and charge-backs. Refer to SAB Topic 13.A.4(a) and (b).

Restatement of Financial Statements, page F-19

3.   Further describe the nature of the error in your previously issued financial statements. In this regard, explain how the incorrect computation of historical experience rates of refunds and credit card charge backs resulted in an adjustment to deferred revenue. Ensure that your disclosure adequately describes the nature of the error. Refer to ASC 250-10-50-7.

Note 7 – Commitments and Contingencies

Merchant Claim, page F-14

4.   Explain, in detail, the nature of the $610,000 assessment and the additional assessment that is considered remote. Also tell us what party suspended the assessment and how you determined that you were released from the fine. In this regard, we note from your disclosure on pages 5 and 13 that your agreements with processors may require you to reimburse the credit card processor for such fines. Tell us why reimbursement is not considered to be required pursuant to your agreement. Please advise of the standard used by the company in reaching its remoteness conclusion and the facts relied upon by the company in determining the likelihood that there was a remote possibility of an additional assessment.

        If you have questions or comments on the financial statements and related matters, please contact Melissa Walsh, Staff Accountant, at (202) 551-3224. If you require further assistance, you may contact Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488. Please contact Michael F. Johnson, Attorney-Advisor, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3462.

                                Sincerely,

                                Mark P. Shuman
                                Legal Branch Chief